November 30, 2009

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States
Securities and Exchange Commission
Washington, D.C. 20549

Mail Stop 4720

RE:	Enzon Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
DEF 14A filed April 13, 2009
File Number: 000-12957

Dear Mr. Rosenberg:

By letter dated November 13, 2009 from the Staff of the Commission, the Staff provided certain comments regarding the Form 10-K for the Fiscal Year Ended December 31, 2008 (the “Form 10-K”) of Enzon Pharmaceuticals, Inc. (the “Company”) filed March 9, 2009. Enclosed please find the response to your comment letter in the following numbered paragraphs which correspond to the paragraph numbers in the comment letter.

(2) Summary of Significant Accounting Policies
Accruals for Medicaid Rebates, Returns, Chargebacks and Distribution Service Fees.

1.

Your policy states that “product returns are accrued based on historical experience, projected future prescriptions of the products using historical data and the amount and expiry of inventory estimated to be in the distribution channel, based on the information obtained from the company’s major customers”. Please revise your disclosures to state:

	•	Your return policy, including the period in which you allow products to be returned, whether you allow them to be returned close to or after their expiration date and how you account for returns:
	•	Whether you refund the sales price either in cash or credit, or whether you exchange the product from your inventory;
	•	What happens to returned product; and
•

For those returns that you exchange the product from your inventory, how you account for your estimate of these returns at the time of sale of the product and how you account for returns at the date they are actually returned to you. Provide us an analysis supporting your accounting treatment with reference to the authoritative literature you rely upon to support your accounting. It also may be helpful to provide us an example showing the journal entries made.

Response:

The Company will include this revised disclosure as part of its annual filings, beginning with its Form 10-K for the fiscal year ending December 31, 2009. Additions to the disclosure which address the Staff comments have been highlighted in bold type. As it is not the Company’s policy to exchange the returned product from its inventory but to issue the customer a credit, the last bullet was not deemed applicable and accordingly is not addressed in our response below.

Accruals for Medicaid Rebates, Returns, Chargeback’s and Distribution Service Fees

          At the time the Company records the sale, an accrual for Medicaid rebates, returns, and chargeback’s as well as distribution fees is recorded. These sales provision accruals, except for rebates which are recorded as a liability, are presented as a reduction of accounts receivable. With respect to accruals for estimated Medicaid rebates, the Company evaluates its historical rebate payments by product as a percentage of historical sales. This information is used to estimate the proportion of revenue that will result in a rebate. At the time of subsequent rebate payments, the Company records a reduction to accrued expenses and, at the end of each quarter, adjusts accrued expenses for any differences between estimated and actual payments. With respect to product returns, the Company’s policy is to accept as a return expired unopened product in its original package within six months after expiration. In addition, the Company will accept returns for recalled or discontinued product. On receipt of the returned product, the Company will issue a credit to the original purchaser of the product at actual invoice price with a corresponding reduction to the product return accrual. At the end of each quarter the Company adjusts the product return accrual for any differences between the estimated and actual returns. In accordance with the specifications mandated by the FDA, as returned products have for a period of time been out of the Company’s control, they are destroyed upon return and cannot therefore be resold. Product returns are accrued based on the Company’s estimate of the quantity expected to be returned at the invoice price. The Company’s estimate is based on historical experience, projected future prescriptions of the products using historical prescription data and the amount and expiry of inventory estimated to be in the distribution channel, based on information obtained from the Company’s major customers. Chargeback accruals are based on an estimate of claims not yet submitted by customers, using historical trends and market share data as well as the Company’s estimate of inventory in the distribution channel based on information obtained from its major customers. In all cases, judgment is required in estimating these reserves and actual claims for rebates, returns and chargeback’s could be materially different from the estimates. The Company has entered into distribution service agreements with three of its largest customers. The Company pays these customers a fixed percentage of revenues in exchange for certain distribution-related services. This expense is accrued at the time of sale to the customer and results in a reduction of the net revenues recorded by the Company.

(15) Stock Options, F-24
(16) Restricted Stock and Restricted Stock Units, page F-25
(17) Employee Stock Purchase Plan, page F-26

2.

Please revise your disclosure to quantify and identify the income statement line items your stock compensation expense is classified as “recorded in the same expense categories in the consolidated statement of operations as the underlying employee compensation” is vague and “predominantly in selling, general and administrative expenses” is not clear.

Response:

The Company will provide the requested expanded disclosure as well as the quantification by income statement line item, as requested, as part of its annual filings, beginning with our Form 10-K for the fiscal year ending December 31, 2009.

The Company has provided below for the Staff the breakdown of the stock compensation expense for stock options, nonvested shares and the Employee Stock Purchase Plan (“ESPP”) by line item that corresponds to the Company’s Statement of Operations below.

	Research and development	Selling, general and administrative	Cost of product sales and contract manufacturing	Total
2008
Stock Options	$885	$2,559	$444	$3,888
Nonvested Shares	901	2,891	642	4,434
ESPP	88	168	32	288

	$1,874	$5,618	$1,118	$8,610

	Research and development	Selling, general and administrative	Cost of product sales and contract manufacturing	Total
2007
Stock Options	$990	$3,392	$397	$4,779
Nonvested Shares	581	2,021	718	3,320
ESPP	56	93	20	169

	$1,627	$5,506	$1,135	$8,268

	Research and development	Selling, general and administrative	Cost of product sales and contract manufacturing	Total
2006
Stock Options	$392	$2,263	$74	$2,729
Nonvested Shares	333	1,142	250	1,725
ESPP	-	-	-	-

	$725	$3,405	$324	$4,454

Signatures, page 68

3.

The Form 10-K should also be signed by the company’s controller or principal accounting officer. Any person who occupies more than one of the specified positions required to sign the Form 10-K should indicate each capacity in which he signs the report. See General Instruction D to Form 10-K. Unless the person who serves as your controller or principal accounting officer, as reflected in previous reports filed with the Commission, has already signed the Form 10-K, an amendment should be filed reflecting the signature of your controller or principal accounting officer. Please advise.

Response:

The Company’s principal financial officer also serves in the capacity as the Company’s principal accounting officer. The Company will revise the designation to include the “principal accounting officer”, starting with its Form 10-K for the fiscal year ending December 31, 2009.

Definitive Proxy Statement

Annual Performance-Based Incentive Compensation, page 14

4.

We note that bonus payments are based upon the Compensation Committee’s consideration of corporate goals and performance objectives and the qualitative performance of each officer during the previous year. The Compensation Discussion and Analysis does not disclose the individual performance objectives the Compensation Committee considered to determine your executive officers’ bonus payments. Please provide us with draft disclosure for your 2010 proxy statement which provides the following:

	•	A more detailed specific description and quantification of each of the individual and corporate goals and performance objectives; and
	•	A discussion of how the level of achievement will affect the actual bonuses to be paid.

To the extent that these criteria are quantified, the discussion in your proxy statement should be quantified. Confirm that you will discuss the achievement of the objectives.

Response:

The Company will enhance its Compensation Discussion and Analysis beginning with its 2010 proxy statement. A preliminary draft is attached as an Exhibit to this letter which reflects the requested greater disclosure of individual performance objectives and their potential effects on the Company’s executive officers’ bonus payments.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If I can be of any further assistance, please do not hesitate to contact me at (908) 541-8759.

Very truly yours,

/s/ Craig A. Tooman

Craig A. Tooman
EVP Finance and CFO

Exhibit

Preliminary Draft

Annual Performance-Based Incentive Compensation

We maintain an incentive program that provides an opportunity for officers and employees to earn a cash incentive based upon the Company’s performance and their individual performance. The incentive potential is stated as a percentage of the officer’s and employee’s base salary and varies by position, and for those officers with employment agreements will be at least equal to the percentage required by such employment agreements. Corporate goals are discussed and agreed to by the Board of Directors prior to the beginning of a new fiscal year. Individuals goals for employees and Executive Officers are establish in alignment with these overall corporate goals. In addition, Executive Officers have specific functional goals set at the start of the fiscal year and based on business criteria. Actual incentives are calculated at the end of the fiscal year based on goal performance and overall corporate performance.

          All executive management had the same corporate goals for the period covered by this report. The corporate goals were based on annual product revenues, operational project milestones and pipeline development. These targets were developed to be consistent with, and promote the achievement of, the objectives of the Company’s long-term strategic plan and the Company’s focus on developing a platform for long-term sustainable growth. Achievement of these goals is part of the total consideration for management’s cash incentive for 2009. The 2009 stated corporate goals included maintaining relative stability of revenues in the products and contract manufacturing segments, advancing two R&D programs into further clinical trials, advancing our next-generation Oncaspar and Adagen programs, continued improvement in the Company’s capital structure, continued improvement in gross margins, identification of additional G&A efficiencies. Beyond the specific 2009 corporate goals, the Company has ongoing strategic goals that are in-line with the long-term strategic plan, including identification of value-enhancing opportunities. In 2009, the Company had a X% increase in product segment revenues. The Company’s pegylated SN38 product candidate progressed through Phase I studies and advanced into Phase II. In 2009, the Company filed an Investigational New Drug application for its next-generation Adagen program. The Company was also successful in transferring the improved manufacturing technology for its next-generation Oncaspar and Adagen and the pivotal clinical study for Oncaspar is well underway. The Company improved its capital structure with the purchase of $20.5 million of its outstanding convertible debt in 2009. The Company also made improvements in its financials by the improvement in its gross margin due to the consolidation of its manufacturing facilities and efficiencies in its overall expense structure primarily in general and administrative.

          Individual goals and weightings for each participant varied, depending on the participant’s position and areas of responsibility and the participant’s effect on the Company’s performance. As with base salary, the evaluation considered the individual’s performance using the following criteria for evaluation: attainment of job accountabilities and functional goals, leadership qualities, strategic contribution and adoption of the Company’s key operating principles. Targets were developed with the expectation that their achievement would be attainable but ambitious. Thus, there is meaningful risk that targets will not be achieved and payments will not be made at all or will be made at less than 100%. This uncertainty ensures that any payments under this program are truly performance-based. Achievement of the individual goals are reviewed in consideration for management’s cash incentive for 2009.

The 2009 individual performance goals were as follows:

Management Position	2009 Performance goals		2009 Achievements
Chief Executive Officer and President	•	Achievement of 2009 corporate goals
	•	Achievement of strategic goals
	•	Achievement of individual functional goals by the other Executive Officers as specified below in this table.

Executive Vice President, Research and Development and Chief Scientific Officer	•	Advance two clinical programs into Phase II studies
	•	Execution of Survivin Phase I study
	•	File IND for next-generation Adagen program
	•	Identify an additional preclinical candidate for IND enabling studies

Executive Vice President, Finance and Chief Financial Officer	•	Continue to improve capital structure
	•	Lead team to identify additional G&A efficiencies
	•	Maintain good financial controls
	•	Successfully implement new ERP system

Executive Vice President, Technical Operations	•	Maintain good compliance profile at Indianapolis facility
	•	Continued improvement in cost of goods
	•	Maintain CMO revenues

Executive Vice President, Human Resources	•	Improve HR efficiencies and effectiveness
	•	Improve employee engagement
	•	Management continuity planning
	•	Career development

          Our Chief Executive Officer reviews the performance goal achievement of members of executive management and makes recommendations to the Compensation Committee on annual incentive payouts based on attainment of the agreed upon goals. The Compensation Committee reviews those recommendations and, with any modifications it considers appropriate, determines and approves the annual incentive payouts. The Compensation Committee independently reviews and recommends the annual incentive payout and compensation for the Chief Executive Officer to the entire Board of Directors for approval.

          The Compensation Committee calculated performance incentives following the fiscal year ended December 31, 2009, and we paid those performance incentives as set forth below in January 2010.

Name and Title of Executive Officer	Target Cash Bonus (as percentage of base salary)	Cash Bonus Range (as percentage of base salary)	Actual Cash Bonus Award ($)	Actual Cash Bonus Award (as a percentage of base salary)

Jeffrey H. Buchalter, Chairman of the Board, President and Chief Executive Officer	100%	0-200%
Craig A. Tooman, Executive Vice President, Finance and Chief Financial Officer	60%	0-120%
Ivan D. Horak, M.D., Executive Vice President, Research and Development and Chief Scientific Officer	60%	0-120%
Ralph del Campo, Executive Vice President, Technical Operations	60%	0-100%
Paul S. Davit, Executive Vice President, Human Resources	50%	0-100%